SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration Under Section 12(g)
                                       of
    the Securities  Exchange of 1934 or Suspension of Duty to File Reports Under
      Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number: 1-13391

                            Thermo Vision Corporation
             (Exact name of registrant as specified in its charter)

                              8 East Forge Parkway
                          Franklin, Massachusetts 02038
                                (781) 622-1000
        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, par value $.01 per share (Title of each class of securities covered by this Form)

                                      None
         (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)     (   )       Rule 12h-3(b)(1)(ii)    (  )
            Rule 12g-4(a)(1)(ii)    (   )       Rule 12h-3(b)(2)(i)     (  )
            Rule 12g-4(a)(2)(i)     (   )       Rule 12h-3(b)(2)(ii)    (  )
            Rule 12g-4(a)(2)(ii)    (   )       Rule 15d-6              (  )
            Rule 12h-3(b)(1)(i)     ( X )

              Approximate number of holders of record as of the
                       certification or notice date: 2

      Pursuant to the requirements of the Securities Exchange Act of 1934, Thermo Vision Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 7, 2000                   Thermo Vision Corporation


                                        By:    /s/ Roger Herd
                                              ---------------------------
                                        Name:  Roger Herd
                                        Title: Interim President